MINTZ LEVIN

Kenneth R. Koch | 212 692 6768 | kkoch@mintz.com

Chrysler Center
666 Third Avenue
New York, NY 10017
212-935-3000
212-983-3115 fax
www.mintz.com

June 27, 2006

VIA EDGAR AND FEDEX

John Reynolds, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Services Acquisition Corp. International Proxy Statement on Schedule 14A Filed March 29, 2006 File No. 000-32552

Dear Mr. Reynolds:

On behalf of Services Acquisition Corp. International (the ‘‘Company’’ or ‘‘SACI’’), we respond as follows to the Staff's legal comments dated June 16, 2006 relating to the above-captioned Proxy Statement. Captions and page references herein correspond to those set forth in Amendment No. 2 to the Proxy Statement, the enclosed copy of which has been marked with the changes from the original filing. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided our response to each comment immediately thereafter.

General

1.	We note your response to our prior comment three of our letter dated April 28, 2006 and partially reissues it with added clarification. Our point was merely that the board would potentially be unable to utilize the fairness opinion as additional evidence of its informed business judgment because the opinion was obtained after the merger was approved by the board. Please clarify throughout. In addition, please clarify where the company has presented ‘‘a detailed analysis as to the valuation determined by the [board],’’ how the board determined the 80% test was met, and how the board determined the merger proposal was fair when entered into as opposed to the analysis provided by North Point since in determining whether the 80% test was met, whether to enter into the merger agreement and whether the agreement was fair at the time it was entered into the board did not utilize the fairness opinion.

As discussed with the Staff (Jay Williamson), the fairness opinion was received to provide further information to the stockholders of the Company. As discussed with the Staff, the Company believes that any further information on this point would be unduly promotional, and thus, have not included any further disclosure in the proxy. Of course, if the Staff still believes that further discussion is required, we will revise the proxy accordingly. We have revised the text in accordance with the Staff's request. Please see page 43.

2.	The staff notes that several management team members — notably Messrs. McPhail and Meier — of Jamba Juice's Hawaiian franchisee have prior experience as Blockbuster franchisees. The staff further notes that several members of SACI's management team were senior executives at Blockbuster. Please clarify whether these individuals know each other; if they do, please confirm whether SACI's management team knew of their association as a Jamba Juice franchisee. Also, clarify whether there was any contact between these individuals. We may have further comment.

SACI's management team knew of these individuals while at Blockbuster but have had no business relationship with these individuals since their time at Blockbuster. SACI's management team has not spoken to these individuals since their departure from Blockbuster and prior to the execution of the merger agreement.

3.	We note that in response to prior comment eight of our letter dated April 28, 2006 you removed the disclosure. We reissue the prior comment. We note the prior disclosure that you may pay Morrow & Co. additional fees after the solicitation depending on the services you used. Please disclose all fees to be paid to Morrow & Co. and disclose the specific additional services and associated fees..

We have revised the text throughout the document in accordance with the Staff's request.

4.	Please add disclosure indicating, if the business combination is not completed, the procedures for dissolution of the company pursuant to Delaware law. For example, will you comply with Section 280 of the Delaware General Corporation Law, or instead fall under the provisions of Section 281? Will shareholders vote on the dissolution? Also, discuss debtor/creditor rights and any potential bankruptcy proceedings that may result if the business combination is not completed. Discuss the timing of liquidating the trust in relation to dissolution of the company.

As discussed with the Staff, we have revised the text in accordance with the Staff's request. Please see pages 30 and 106.

5.	Clarify whether all of your contracts have included waivers that would prevent the party having any right to funds from the trust. If there are not such waivers, state the amount owed, and clarify whether the officers and directors of SACI will be liable for these amounts. We may have further comment

We have revised the text in accordance with the Staff's request. Please see page 31.

Questions and Answers About the Proposals, page 1

6.	The disclosure at the top of page 2 says that the merger will require ‘‘the affirmative vote of a majority of the shares of SACI's common stock outstanding as of the Record Date that are present in person or by proxy at the special meeting.’’ On page 3 you state that an abstention or failure to vote ‘‘will have the same effect as a vote against the merger proposal_’’ Since the person must be ‘‘present in person or by proxy,’’ clarify the impact upon the vote if a person fails to vote by not returning the proxy. It appears that failing to vote by not returning the proxy would not have the same impact as voting against the merger proposal because the person would not be considered ‘‘present’’ for purposes of a majority vote..

We have revised the text throughout the document in accordance with the Staff's request.

7.	Revise the disclosure throughout the proxy statement to clearly disclose the per share purchase price of the Jamba Juice shares.

We have revised the text throughout the document in accordance with the Staff's request.

Summary Page

8.	We partially reissue prior comment 15 of our letter dated April 28, 2006. Please explain the ‘‘certain holdbacks’’ that will decrease the cash paid for Jamba Juice. We also note similar disclosure on page 47.

We have revised the text in accordance with the Staff's request. Please see page 5.

9.	We note that the value of the ‘‘in-the-money’’ options and warrants assumed by SACI will reduce the cash payment to Jamba Juice. Please disclose the current value of the ‘‘in-the-money’’ options and warrants as of the most recent practicable date.

We have revised the text in accordance with the Staff's request. Please see page 5 and the appropriate text throughout the document.

Financing Proposal, page 7

10.	We note your disclosure on page 7 that SACI's legal fees and expenses associated with the private placement, and resale registration statement, are incorporated with the total fees associated with the merger. Please advise us if these fees will be presented separately in any schedule of merger related fees. In this regard reference is made to our prior comment 18 of our letter dated April 28, 2006.

We have revised the text in accordance with the Staff's request. Please see pages 7 and 106.

11.	We note the statement that the private placement financing was fair because at the time of the initial sale, the price of the private placement was above the market price. The market did not reflect the target business — Jamba Juice, while it appears that the private placement investors were aware of the target business. Please discuss and explain the determination of fairness in light of the market price not reflecting the target business.

As discussed with the Staff, we have revised the text in accordance with the Staff's request. Please see page 9.

12.	Disclose the total number of shares to be acquired in the private placement by shareholders of Jamba Juice and state the percent of the company after the merger and private placement. Also, state the amount of shares being acquired in the private placement by shareholders of SACI and the percent to be held after the merger and private placement.

We have revised the text in accordance with the Staff's request. Please see page 8.

13.	Please explain how you determined the merger should be accounted for using the purchase method, with Services Acquisition Corp. International as the acquiring entity. Although Jamba Juice shareholders will be paid $220 million and receive other consideration, the transaction is being financed by a simultaneous private placement with net proceeds of approximately $225 million. We also note that numerous investors in the private placement are shareholders of Jamba Juice Company. Please provide an analysis of the pertinent facts and circumstances considered, including each of the matters discussed in paragraphs 17(a) - (e) of SFAS 141. Tell us if Samba Juice shareholders will have control of the company after the merger. Expand MD&A and the notes to the pro forma financial statements to provide appropriate discussion of the accounting treatment of the merger.

As discussed with the Staff, the explanation, analysis and conclusion as requested by the Staff are as disclosed on Annex A to this letter.

Stock Ownership, Page 9

14.	In reviewing your response letter we were unable to locate text responsive to our prior comment 20 of our letter dated April 28, 2006. Please advise.

As each of the investors was represented by separate counsel and did not act collectively in making the investment and as none of the investors have agreed to vote or dispose of their shares together with or has agreed with any of the other investors, we do not believe they constitute a group.

Interests of SACI Directors and Officers in the Merger, Page 10

15.	The staff request additional disclosure in response to our prior comment 23 of our letter dated April 28, 2006. Please specify the aggregate dollar value benefit to your officers and directors based upon the price they paid for their shares prior to the IPO and the current value of the stock, which they will only benefit from if the merger is approved. In addition, please discuss any increase in the dollar value of their warrant holdings in the event a merger is approved.

We have revised the text in accordance with the Staff's request. Please see page 11.

Selected Historical Financial Information, page 14

16.	You state ‘‘long-term debt and other’’ as of April 4, 2006, equals $27.5 million. The balance sheet for the same period reports this balance as $9.5 million. Please reconcile these amounts and revise the document as needed.

The ‘‘long-term debt and other’’ as of April 4, 2006 of $27.5 million included $18 million revolving line of credit (the ‘‘Line’’). As described in the footnote 9 to the financial statements, the Line prohibits Jamba Juice Company from a 25% change in ownership, among other things. As stated in the Liquidity and Capital Resources section, page 68, Jamba Juice Company expects the Line to be paid-off and canceled upon completion of the proposed merger and therefore this amount was reflected in the Current Liability in the Financial Statements. The Selected Historical Financial Information has been adjusted to conform to the Financial Statements.

17.	We note you have deleted the usage of adjusted EBITDA in your tables. However, you still reference adjusted EBITDA in the paragraph below the table on page 15. Please revise to remove this reference.

We have revised the text in accordance with the Staff's request. Please see page 16.

18.	We note your response to prior comment 28 regarding the disclosure of system-wide revenue. Because managed entity revenues are not revenues of the registrant, we believe presentations of system-wide revenues are prohibited under Item 10(e) of Regulation S-K and may confuse investors. This non-GAAP measure cannot be reconciled, as required by Item 10, because the revenues of franchised restaurants are not reflected in your financial statements. Generally, non-GAAP financial measures exclude one or more ‘‘{non-recurring’’ items or can be calculated using elements derived from financial presentations. Also, Item 10 requires disclosure of the reasons why the presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. We believe no substantive justification exists for aggregating the revenues of company-owned and franchised restaurants. Further, there would appear to be no useful purpose for such aggregated information with respect to management's operation and analysis of the business. However, we would not object to the presentation (in a footnote to your selected financial data) of the revenues of your franchised restaurants, provided the presentation is made in the context of explaining how you derive franchise fees and royalties from your franchisees.

We have revised the text throughout the document in accordance with the Staff's request.

Risk Factors, page 19

19.	Please disclose the name of the supplier referred to in your fourth risk factor concerning the concentration of business risk associated with having one supplier provide 85% or more of your food distribution related contracts.

We have revised the text in accordance with the Staff's request. Please see page 20.

20.	We note the risk factor on page 26 regarding internal controls of Jamba Juice. Please clarify the risk factor to indicate whether management is aware of any factors that may result in Jamba Juice's internal controls not being effective. Tell us if management has identified any material weaknesses in the internal control system.

We have revised the text in accordance with the Staff's request. Please see page 28.

Stock Ownership, page 34,

21.	We note the disclosure that the warrants are not included in the stock ownership table because they are not exercisable until the later of the date of the completion of the merger or June 29, 2006, whichever is later. Beneficial ownership should include those shares that the person has the right to acquire within sixty days. Since it appears the merger will occur within 60 days of the final proxy statement, it would appear that such disclosure should be provided. Please revise accordingly. Revise the beneficial ownership table on page 130.

We have revised the text in accordance with the Staff's request. Please see page 37.

22.	Please explain the basis for the supplemental response to prior comment 31 of our letter dated April 28, 2006 that these two entities no longer are 5% beneficial owners. Also, clarify whether they continue to share voting and dispositive power. If so, are they 5% beneficial owners when added with the other entities with whom they share voting and dispositive power? Also, since at one point they were above the 5% threshold, disclose whether they filed all of the reports required by Section 16 of the Exchange Act and whether such reports contain the ultimate control person(s). We may have further comment.

Prior to the filing of the Preliminary Proxy on May 16, 2006, the Company inquired with both Sapling and Amaranth as to whether each was a greater than 5% beneficial owner and the ultimate control person of each entity. Sapling indicated that it no longer owned any shares of the Company, while Amaranth indicated that they were no longer a greater than 5% beneficial owner. In addition, the Company notes the threshold for Section 16 reporting is 10% and neither of these entities ever disclosed ownership of 10% or greater.

Proposal 1 The Merger Proposal, page 36

23.	We reissue prior comment 32 of our letter dated April 28, 2006. Briefly discuss the activities conducted by SACI in the search for a target business prior to being introduced to Jamba Juice.

We have expanded the text in accordance with the Staff's request. Please see page 39.

24.	We are unable to locate in the proxy statement your response to our prior comment 33 of our letter dated April 28, 2006. Accordingly, we reissue the comment- Please clarify whether the referenced strategic buyer is associated with the merger or private offering in any manner. In addition, please indicate whether the company had previously had merger, or financing discussions with any entity currently involved in the private placement or SACI management..

We have revised the text in accordance with the Staff's request. Please see page 40.

25.	We note your disclosure on page 40 that your management engaged North Point to conduct a fairness opinion on behalf of the stockholders of SACI.’’ Please explain the basis of this statement in light of our prior comment 103 of our letter dated April 28, 2006 and the explicit language of the opinion stating that it is only to be relied on by the board of directors. In addition, please note that this comment is equally applicable to your other North Point related disclosures, including those on page 45.

As discussed with the Staff (Jay Williamson), the fairness opinion was received to provide further information to the stockholders of the Company. We have revised the text in accordance with the Staff's request. Please see page 43.

SACI's Reasons for the Merger and recommendation of the SACI Board, page 41

26.	The staff reviewed your response to our prior comment 37 of our letter dated April 28, 2006 and was unable to locate the revision to your disclosure referenced in your response. Please advise. On page 42 you state that one of the factors you considered was JJC's successful record of growth and high potential for future growth. Please clarify what you mean by growth, as well as the time frame that you are using. Are you referring to increased net cash flows, net income, EBITDA? If EBITDA, please clarify what base year you are referring to as it appears that your June 28, 2005 figures do not show growth compared to June 29, 2004.

We have revised the text in accordance with the Staff's request. Please see page 45.

27.	Please explain the reference on page 42 to Jamba Juice's revenue for the fiscal year ended June 30, 2006 to $209 million. This date has not yet passed.

We have revised the text to June 30, 2005 in accordance with the Staff's request. Please see page 45.

28.	We reissue prior comment 38 of our letter dated April 28, 2006. Please explain the basis for management's belief that Jamba Juice is ‘‘well positioned at the convergence of several industry and consumer trends.’’

Management of the Company determined that Jamba Juice was a powerful brand and ‘‘well positioned at the convergence of several industry and consumer trends’’ in the following ways:

1. Jamba Juice Company market research indicates the brand attributes most highly correlated with Jamba's ‘‘brand loyalists’’ are aligned with the cited trends of healthy living, energy drink consumption, demand for premium nutritious drinks and on-the-go lifestyles. The Jamba brand rates high on the following attributes:

High quality products;

Atmosphere that says freshness;

Good place for a natural energy boost;

Cares about your health and wellbeing; and

Fits your healthy, active lifestyle

2. In addition, Jamba Juice customer demographics support the assertion that the concept is appealing to a broad age range from Gen Y to Boomers. The customer breakdown shows a generous and atypical spread from teens all the way to its highest captured range or 35-49, indicating a brand with extremely broad and lasting appeal.

Fairness Opinion, page.44

29.	On page 45 you disclose that you management was ‘‘well aware of the significant interest potential investors had expressed in participating in the private placement transaction to be used to complete the merger.’’ Please explain the relevance of this disclosure to the reader and to the determination to approve the merger with a particular emphasis on any price differentials between the private placement participants and the public shareholders.

We have revised the text in accordance with the Staff's request. In addition, we previously supplementally provided the Staff with the Fairness Opinion Presentation, the description of which was added to the text of the proxy. Please see page 47. This presentation was presented to the management of SACI prior to the issuance of the Fairness Opinion.

The Agreement and Plan of Merger, page 47

30.	Please explain the reference to options and warrants of ‘‘SVI.’’

We have revised the text in accordance with the Staff's request. Please see page 50.

Conditions to the Completion of the Merger, page 51

31.	Please update the bulleted point relating to the warrants since April 30, 2006 has passed to clarify whether this condition has been met.

We have revised the text in accordance with the Staff's request. Please see page 54.

Compensation, page 54

32.	Please provide us with copies of the employment agreements supplementally.

We have provided the requested documents supplementally with this Response Letter.

33.	We partially reissue our prior comment 43 of our letter dated April 28, 2006. Please state the amount of options or restricted shares included in the grants under your management employment agreements. In addition, please provide further information regarding these grants including such items as vesting provisions or an appropriate cross reference to where this information may be found.

We have revised the text in accordance with the Staff's request. Please see page 57.

34.	Please clarify your usage of ‘‘similarly situated’’ in the first bullet point under ‘‘Fringe Benefits’’ on page 54.

We have revised the text in accordance with the Staff's request. Please see page 57.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Jamba Juice, page 55

35.	We note the company's disclosure regarding its growth strategy and desire to expand into new and emerging markets - as disclosed on page 55. Please clarify where these new markets are, and elaborate on the company's plans to expand into these markets. For example, does the company plan to focus on specific geographic areas, certain types of locations, etc.

We have revised the text in accordance with the Staff's request. Please see page 58.

36.	To the extent known, or budgeted, please disclose the amounts that the company will spend on real estate managers and consultants and additional management as disclosed on page 55. Explain your plans to ‘‘develop the real estate pipeline.’’

We have revised the text in accordance with the Staff's request. Please see page 59.

37.	We note your disclosure on page 56 that your long term objective is to obtain revenue growth of 20-30% per year. Please provide additional information supporting the reasonableness of this projection, including a discussion of your past revenue growth. If warranted, please address the impact that this type of growth strategy may have on your profitability and margins. Also make clear that there is no guarantee the company will reach its objective and that investors should not place undue reliance upon this number.

We have revised the text in accordance with the Staff's request. Please see page 59.

Results of Operations - 40 Week Period Ended April 4, 2006 Compared to April 5, 2005 page 56

38.	We note your disclosure that your revenues increased 23.4% period over period. Please provide additional analysis breaking out what percentage of this increase is attributable to new store openings, new franchises and actual increases in same store sales. Similar information should be provided for your year over year comparisons. In this regard, we note that it appears as though your growth has been primarily from new store openings as opposed to same store sales; if this is the case, please revise to clarify and discuss the impact that this may have on your plans going forward.

We have revised the text in accordance with the Staff's request. Please see page 59.

39.	Please revise to clarify whether comparable store sales in California were flat, negative, or positive and, in light of California's importance to you, disclose the percentage change in comparable store sales in California.

We have revised the text in accordance with the Staff's request. Please see page 60.

40.	Please explain the meaning of your statement on page 56 that ‘‘[t]he increase in comparable store sales is a function of pricing increases that accounted for 2.5% of the growth with the remainder from increased average check size.’’ How does the company track average check size independently of its price increases?

We have revised the text in accordance with the Staff's request. Please see page 60.

41.	Please provide additional disclosure regarding the termination of the Whole Foods Market agreement in 2005. This disclosure might include the reasons for the termination of this agreement, if known, a discussion of whether these franchises had been profitable during their operations, and how or if, this experience impacts the company's future ‘‘store in a store’’ format. To the extent that the company encountered problems generally with this format, please discuss how or if, it has addressed them. In addition, please address whether the loss of this revenue will have an impact on your financial performance in the future.

We have revised the text in accordance with the Staff's request. Please see page 60.

42.	Please provide additional information concerning the $1.1 million in fees related to franchise employee support. In this regard a discussion of whether these fees will be recurring, the costs associated with providing these services, and other related terms would be useful to investors. In addition, please provide additional discussion as to why these agreements and obligations were undertaken - particularly if these franchises or stores were ‘‘underperforming’’.

We have revised the text in accordance with the Staff's request. Please see page 61.

43.	On page 57 you state that you paid higher bonuses during the 40 week period due to the company's profit versus plan, as well as comparable store sales and personal goals. In addition, you note that ‘‘[t]he year-to-date profit performance against plan exceeded the same period for last year.’’ However, based on your financial statement presentation on page 14 and elsewhere, it would appear that the company had net losses for both 40 week periods - although the net loss for the 40 weeks ended April 4, 2006 was less than the loss associated with the previous period.. Please revise to clarify your discussion. In addition, please ensure that any discussion of your Bonus Plan includes the method by which the company will measure its performance based compensation.

We have revised the text in accordance with the Staff's request. Please see page 62.

44.	In discussing the general and administrative expenses, include a comparison of the amounts for the periods being compared.

We have revised the text in accordance with the Staff's request. Please see page 62.

45.	On page 58 you explain that your store pre-opening costs declined ‘‘due to the relative slow period of growth in [the] 40 week period [but] is expected to increase in the future as expansion ramps up.’’ Please explain the underlying reasons why the 40 week period was relatively slow_

We have revised the text in accordance with the Staff's request. Please see page 62.

46.	We note your disclosure on page 58 that you recognized $1.4 million of income associated with ‘‘gift card breakage.’’ Please clarify whether the company recognized any income associated with unused gift card in the prior period. In addition, please provide more information (or an appropriate reference) about your program and any state or federal regulations associated with your gift card program.

We have revised the text in accordance with the Staff's request. Please see page 62.

47.	We are unable to locate the text responsive to our prior comment 51 of our letter dated April 28, 2006, accordingly we reissue it. In so doing, the staff is particularly seeking a discussion of whether your expansion plans will primarily be in higher cost locations.

We have revised the text in accordance with the Staff's request. Please see page 61.

48.	We note your disclosure regarding gift certificate breakage in the middle of page 58 and the $1.4 million recorded as a reduction of operating expense. Please revise to clarify, if true, that this disclosure is referring to the $5 gift certificates sold prior to 2002, as discussed on page F-28. Clarify whether any breakage has been recorded with respect to the sale of jambacards. Disclose the amount of the liability for the $5 gift certificates as of each balance sheet date and the terms and conditions. Provide as with a thorough explanation of the process you undertook to estimate total breakage. Also explain to us why you never recorded breakage in the past years. Revise your discussion of critical accounting policies and estimates to discuss how the estimates and assumptions used in determining breakage may affect the company's financial statements.

We have revised the text in accordance with the Staff's request. Please see page 62.

In addition, Jamba Juice Company has confirmed that the breakage is only on the gift certificates sold prior to 2002 and not the jambacard. Jamba Juice Company collected redemption data, analyzed the trends in redemption and based on those trends and the various state escheat requirements projected future redemptions. It was only upon collection of sufficient historical data and the completion of the projections using that data that Jamba Juice Company was able to determine the redemption of a portion of the cards was remote.

49.	Revise your discussion of the recognition of $658,000 in deferred development fees in 2005 to clarify whether the development agreements expired or terminated in 2005.

We have revised the text in accordance with the Staff's request. Please see page 63.

Results of Operations - Fiscal Year 2005 Compared to Fiscal Year 2004, page ..58

50.	We note that the company has added some discussion of JJC Florida, LLC in response to our prior comment 60 of our letter dated April 28, 2006. On page 59 you state that the joint venture is ‘‘experiencing year-to-date sales increases.’’ Please specifically disclose the extent of these sales increases and also discuss the net losses of the joint venture for this period. In addition, please ensure that a discussion of JJC Florida, LLC is also included in your 40 week period discussion. Also, please more fully discuss the terms of your Management Agreement and the Joint Venture Agreement, including how profits/losses are shared and what the responsibilities of the respective parties are. To the extent that there are any guaranty arrangements please discuss them. Supplementally provide us with copies of any agreements relating to this relationship with JJC Florida LLC.

We have revised the text in accordance with the Staff's request. Please see page 64.

51.	Explain the basis for management's belief that ‘‘the volume will increase and the stores will be individually and collectively profitable.’’

We have removed the text. Please see page 64.

52.	Provide the basis for the statement that even though the joint venture has historically sustained losses, management believes this is not indicative of future performance.

We have removed the text. Please see page 64.

53.	We are unable to locate text responsive to our prior comment 62 of our letter dated April 28, 2006, please advise us where the company has responded to this comment. On page 59 we note that your store operating expenses increased in part, due to increased bonuses. In addition, we note that General and administrative expenses also increased as a result of higher bonuses. Please clarify the difference between these two bonuses. For example, are they intended to benefit different classes of people? Also, in an appropriate section, please provide a more detailed discussion of the company's bonus and retention plans, if any. If the company does have such a plan it should address the financial impact such a plan will have on the future operations of the company.

We have revised the text in accordance with the Staff's request. Please see page 64.

Results of Operations - Fiscal Year 2004 Compared to Fiscal Year 2003, page 61

54.	On page 61 you disclose that your general and administrative expenses increased in part to a $683,000 increase in external consulting fees. Please disclose what sorts of projects these consultants were working on.

We have revised the text in accordance with the Staff's request. Please see page 65.

55.	On the top of page 62, you state ‘‘net interest expense included $212,000 in charges related to a class-action settlement with Jamba Juice Company California employees and the purchase of development rights from the Midwest Developer’’. Revise to explain why the class action lawsuit expense and development rights expenses are charged to interest expense.

We have revised the text in accordance with the Staff's request and explained why the amount is appropriately classified. Please see page 66.

The net interest expense of $212,000 on page 66 is the amortization of the discounts related to the class-action settlement and the purchase of the development rights. The payments made by Jamba Juice Company to both the California Corporate employees and to the Midwest developer were to be made over an extended period of time. These payments did not make specific reference to either an interest rate or a discount. In accordance with APB 21 which requires interest to be imputed for some rights to receive or obligations to pay money on fixed or determinable dates, Jamba Juice Company recorded this discount at the time the obligation was recorded and amortized the discount as interest in the statement of operations. The wording on page 66 has been adjusted to reflect this clarification.

56.	On page 62, you state the $12.9 million valuation allowance was reversed after four consecutive years of profitability. However, on page 14 you report a loss of $24 million in fiscal year 2001 and a pretax loss of $169,000 in 2003. Please revise to clarify. Also, explain the factors considered or assumptions made by management in determining it was more likely than not you would be able to realize all of your deferred tax assets.

We have revised the text in accordance with the Staff's request. Please see page 66.

Liquidity and Capital Resources, page 62

57.	We continue to note the statement that you may use your available cash to ‘‘make proportionate capital contributions or purchase larger ownership interests in [your] equity method investors.’’ Please explain this reference. We also note that the company will have a significantly improved cash position following the completion of the merger; discuss your planned uses of these funds.

We have revised the text in accordance with the Staff's request. Please see page 67.

58.	We note the revolving line of credit is secured by substantially all of the assets of the company. Add a risk factor, Also, discuss the financial covenants that must be met.

We have revised the text in accordance with the Staff's request. Please see pages 27 and 67.

59.	On page 63 you disclose sales of $19 million in stored value on new and old jambacards during the nine month period ending April 4, 2006. You also disclose $14.7 million was redeemed during this period, suggesting an increase in the total liability of $4.3 million from fiscal yearend. Please revise to disclose the reason the liability increased by only $2.7 million during this period.

We have revised the text in accordance with the Staff's request to clarify that the remaining change in the liability balance relates to gift certificate activity. Please see page 68.

60.	We did not note the addition of ‘‘deferred rent and other long-term liabilities’’ to the contractual obligations table on page 64, as requested in our previous comment 66. Please tell us why you believe these long-term liabilities should not be included in the table, or revise to include them.

Jamba Juice Company has reviewed the definition(s) of contractual obligations in Item 303-A-5 and note that Item 303 specifies that payment obligations are to be disclosed. The balance of $9.1 million as of April 4, 2006 and $7.9 million as of June 28, 2005 included in deferred rent and other long term obligations consists of non-cash deferred rent obligations representing the difference between cash rent payments and the straight line amount recognized and deferred construction allowances which are expensed over the term of the respective leases. In accordance with the Staff's request to provide further disclosure, we have added language to describe these non-cash obligations.

Proposal 2 - The Financing Proposal, page 69

61.	In your response to our prior comment 76 of our letter dated April 28, 2006 you indicate that you have relied upon the representation of investors that they are indeed, accredited investors. Please clarify whether the company independently made the determination that these investors did meet the definition of accredited investors. Disclose the total number of investors. Also, state the facts supporting your reliance upon the claimed exemption.

We have revised the text in accordance with the Staff's request. Please see pages 74 and 77.

62.	Please reconcile the disclosure in the ownership table on page 73 with the list on page 69. For example, in the table you refer to Soros Strategic Partners, LP but in the list on page 69 you refer to Soros Fund Management. Also, some entities listed in the table are not included in the list on page 69. Please reconcile and revise or advise.

We have revised the text in accordance with the Staff's request. Please see pages 74 and 79.

63.	Please disclose the control person(s) for each entity.

We have revised the text in accordance with the Staff's request. Please see pages 74 and 79.

64.	We note that Creative Juices, Inc. will invest in the private placement transaction. If Creative Juices, Inc. has any relationship to the company, including a franchise relationship, please disclose the extent of this relationship.

We have revised the text in accordance with the Staff's request. Please see page 75.

65.	Please include a statement indicating that the company currently has commitments to purchase the entire private placement amount and that the only condition precedent to these purchases is the closing of the merger. In addition, please clarify your response to our prior comment 77 of our letter dated April 28, 2006 regarding whether the private placement purchasers currently are irrevocably bound to purchase their shares in the event that the merger is closed.

We have revised the text in accordance with the Staff's request. Please see page __. In addition, a number of conditions to closing are identified immediately following the list of $5,000,000 and other investors. The investors are irrevocably bound, subject to satisfaction of such conditions (which the Company regards as minimal - though that is not the language the Company would want to put in the proxy). The Company has modified the language to reflect that there are certain conditions to closing.

66.	Please explain clause (v) that ‘‘investors shall have in the aggregate purchased shares of SACI common stock for a total investment of at least $150 million.’’ Why is this clause here if the purchasers are irrevocably bound to purchase $231,600,000? Several paragraphs later we note that the Securities Purchase Agreements may be terminated under two circumstances. Clarify the impact on the merger if you are unable to obtain the total minimum investment of $150 million. Also, if these investors are not irrevocably bound, revise the disclosure throughout the proxy statement that indicates the amount that will be raised through the private placement to make clear there is no guarantee this amount will actually be raised.

Signed agreements were coming from a number of different investors and the $150 million was there to give them each comfort that the requisite minimum aggregate level to execute the business plan would be achieved. We have revised the text to clarify this. Please see page 77. All the investors are irrevocably bound if the closing conditions are met

67.	In your disclosure in footnote 4 on page 73 discussing Mr. Kagle's beneficial ownership post offering you state that the amount of common stock issuable in exchange for Mr. Kagle's warrants is not determinable at this time. Please explain why these amounts are not determinable. How many warrants are currently owned by Mr. Kagle?

We have revised the text in accordance with the Staff's request. Please see page 79.

Information About Jamba Juice Company, page 83

68.	Please discuss, in an appropriate section, why these Zuka Juice stores are less profitable when it appears that they were converted to the Jamba Juice brand.

We have revised the text in accordance with the Staff's request. Please see page 88.

69.	On page 83 you disclose that you have ‘‘achieved an annual growth rate of 20.3% per year over the last three fiscal years.’’ Please clarify the reference, i.e., does this mean revenue, system-wide sales, etc.

We have revised the text in accordance with the Staff's request. Please see page 88.

70.	Confirm supplementally that all material agreements will be filed as exhibits upon completion of the business combination.

We confirm that all material agreements will be filed as exhibits upon completion of the business combination.

Competition, page 92

71.	We note your statement on page 92 that the company believes that its company stores ‘‘generate average unit volumes of more than double that of these regional smoothie stores.’’ Please confirm that you are comparing oranges to oranges, which is to say, are you comparing your company owned stores to your competitor's company owned stores? Or, do their figures also include franchises which, similar to your business, might have lower unit volumes. In addition, please address how the company determined that it was comparing current operating data for these companies. Also, please disclose why average unit volumes, as opposed to free cash flow, sales per square foot, net income, etc., is the best basis to compare yourself Finally, please provide the staff with your analysis supporting this statement.

We deleted the statement in the proxy but advise the Staff that the Company looked at comparable companies, which stores are almost exclusively franchised and, therefore, direct comparability on an ownership basis is not practical. Please see page 96.

Growth Strategy, page 93

72.	The staff reissues our prior comment 101 of our letter dated April 28, 2006. While the staff notes your response that the reference to ‘‘cash build out costs’’ was removed, we note that the reference to ‘‘cash build out costs, net of tenant improvement allowances’’ is still contained on page 93. Please clarify the meaning of this statement..

We have revised the text in accordance with the Staff's request. Please see page 98.

Brand Extensions, page 95

73.	We note your response to our prior comment 98 of our letter dated April 28, 2006 on page 95. Please clarify what you mean by ‘‘currently considering’’ for each of these opportunities including, but not limited to, whether management has budgeted funds to pursue these opportunities or assigned managers to these projects, etc.

We have revised the text in accordance with the Staff's request. Please see pages 99 and 100.

Information About SACI, page 100

74.	Based on the company's tabular presentation on page 102 the staff notes that the company's estimated use of proceeds was significantly less than the actual requirements. Please explain the reasons behind this variance. Explain the reason(s) for the significant increase in the legal, accounting and other expenses for structuring and negotiating a business combination above the estimated use of proceeds. In addition, please explain any impact the lack of cash is having on your business - for example, have vendors been unwilling to waive rights in the trust account, have contractual terms been less favorable to the company etc. Also, please confirm whether SACI currently has any plans to raise additional funds for the purposes of completing the merger transaction. Finally, please confirm whether your auditors have been paid for their services and whether any balances payable to them are owed.

We have revised the text in accordance with the Staff's request. Please see pages 106 to 109.

North Point Fairness Opinion, page 103

75.	We note your disclosure on page 103 that' North Point has consented to the disclosures regarding its fairness opinion in this proxy statement_’’ We also note the modifications made to Annex E. Please reconcile your disclosure that the opinion was obtained ‘‘in order to provide further information to SACI stockholders’’ with the text of Annex E which suggests that the opinion was meant for the Board's use only.

As discussed with the Staff, the fairness opinion was addressed to the Board of Directors, but intended to provide additional information to the Company's stockholders. Accordingly, the Company believes the disclosure under this section is adequate, but the Company has made certain changes to the disclosure under the caption ‘‘General’’ in response to Comments 1 and 25.

76.	Please disclose all assumptions and projections used in the valuations. For example, provide the estimated cash flow of Jamba Juice for fiscal years 2006 through 2006 and how these were determined. Explain how North Point determined to use the multiples ranging from 12x EBITDA to 14x EBITDA.

We respectfully request the Staff to withdraw the first part of this comment with respect to projections and assumptions, as projections and assumptions are not the types of information that it or Jamba Juice Company wants to start disclosing as part of becoming a public company and does not anticipate doing so in future publicly filed documents. In addition, it does not appear that in other deals where a fairness opinion is provided that there is also a detailed level of disclosure concerning projections. Furthermore, the number of disclaimers the Company would be required to make if it were to disclose such projections, would practically render such information useless, such as (i) the fact that the projections were (A) estimates reflecting numerous assumptions and subject to risks and uncertainties, (B) prepared under market conditions as they existed at a date certain only, (C) not prepared with a view to public disclosure or compliance with published guidelines of the SEC, the AICPA, or GAAP and (D) were not independently compiled or examined by auditors; (ii) inclusion of projections should not be regarded as an indication that the projections are a reliable prediction of future events; and (iii) there is no intention to make publicly available updates or revisions to projections.

The 12x-14x EBITDA multiples represented a reasonable range in line with comparable public trading and merger and acquisition multiples, especially considering Jamba Juice's brand leadership within its segment. The range for QSR, Specialty Restaurants and Retail public companies was 12.5x - 13.6x. The range for Premier Food Brands public companies was 11.4x - 11.5x. The range for Specialty Food public companies was 17.9x - 18.2x. The rage for restaurant merger and acquisition transactions was 7.1x - 7.7x. The range for food merger and acquisition transactions was 13.1x - 14.3x.

77.	Provide the revenues and net income (losses) for the selected companies used as comparables. Also include Jamba Juice's revenues and net income for comparison. Explain the basis for the selection of companies that do not have retail food stores, such as Coca-Cola, General Mills, etc. It is unclear how these stores are comparable stores.

As requested, the revenues and net income (losses) for the selected companies is attached to this response letter as Annex B. North Point considered branded food companies such as Coca Cola and General Mills comparable because North Point considered the strength of the Jamba Juice brand to encompass more than just a restaurant or store. Jamba Juice can be considered a category-leading and defining brand. This makes it comparable to other category-leading brands identified.

Unaudited Pro Forma Condensed Financial Statements, page, 109,

78.	Please explain to us why the weighted average shares outstanding data (basic and diluted) as of December 31, 2005, changed from the previously issued proxy statement. Provide us with a schedule supporting the share amounts used.

The Company supplementally advises the Staff that the weighted number of shares disclosed in the original proxy was inadvertently mistaken. The table below shows the calculations for weighted average shares outstanding in thousands. The Company has in the current proxy adjusted the weighted shares outstanding for the quarter ended March 31, 2006, as management changed its decision concerning assumption of Jamba Juice Company warrants and options, which impacted the weighted average calculation.

Maximum alternative	Original	Revised

Weighted average original shares	21,000	11,778	1)
Additional shares issued with private placement	30,880	30,880	2)
Weighted average shares outstanding— Basic	51,880	42,658

Dilutive shares for warrants	6,846	1,272	3)
Dilutive shares for JJC warrants and options to be converted	308	476	4)
Weighted average shares outstanding — Diluted	59,034	44,406

Minimum alternative	Original	Revised

Weighted average original shares	21,000	11,778	1)
Redemption of original shares	(3,450)	(1,681)	5)
Additional shares issued with private placement	30,880	30,880	2)
Weighted average shares outstanding — Basic	48,430	40,977

Dilutive shares for warrants	6,846	1,272	3)
Dilutive shares for JJC warrants to be converted	308	476	4)
Weighted average shares outstanding — Diluted	55,584	42,725

1).	In the original filed proxy, we inadvertently used the total number of shares as opposed to the weighted average shares outstanding for the 12 month period.

2).	The figure corresponds to total number of shares to be issued in the private placement. The income statement in the proxy is calculated based on the transaction taking place at the beginning of the period; hence, we used the total number of shares.

3).	In the originally filed proxy, we inadvertently used the total number of dilutive shares as opposed to the weighted average dilutive shares outstanding for the 12 month period

4).	In the originally filed proxy, we assumed in the pro forma that the Jamba Juice Company's that only a small portion of warrants and options would be converted to SACI warrants at the closing of the transaction. In the first revised proxy we were assuming that no warrants would be converted and we inadvertently were treating the options as being converted at the end of the period instead of the beginning. In the current revised proxy we are assuming that all warrants will be converted, 20 percent of the vested option will be converted and that non-vested options will all be converted at the beginning of the period. This change in estimate was due to decisions taken by SACI management in June, concerning SACI's assumption of warrants and options.

5).	In the originally filed proxy, we inadvertently used the total number of SACI shares to be redeemed in the minimum alternative, instead of using the weighted average shares outstanding for the 12 month period to be redeemed. Weighted average of additional shares as a percent of total additional shares is 48.73%, which multiplied by 20% of 17,250 equal 1,681.2 weighted average shares in thousands to be redeemed. By using this method, we reduce the redeemed weighted average original shares that are included in the weighted average original shares.

The following table shows the calculation of weighted averaged original shares in thousands of shares. The annual weighted average is calculated dividing the number of days outstanding by 365 times the number of shares.

SHARES	Number of Shares Outstanding	Date of issue	Days Outstanding	Annual weighted Average
Original shares	3,214.2	01/28/05	337	2,967.7
Incremental shares	535.8	03/31/05	275	403.7
Additional shares	15,000.0	07/06/05	178	7,315.1
Additional shares	2,250.0	07/07/05	177	1,091.1
Total	21,000.0			11,777.5

The following table shows the calculation of weighted average dilutive shares outstanding. The annual weighted average is calculated dividing the number of days outstanding by 365 times the number of shares outstanding after using the treasury method.

Warrants and options	Date Issued	# Days		Exercise Price	Converted to # shares	# of outstanding shares after treasury method	Annual weighted average
Unit options 5 yr expiration				$10.00	750		N/A
Option unit warrants 4yr expiration				$ 7.50	750		N/A

Original warrants	07/06/05		178	$ 6.00	15,000	2,270.2	1,107.1
Additional warrants	07/07/05		177	$ 6.00	2,250	340.5	165.1
							1,272.2
Warrants and options assumed, non-qualified	Beginning of year	$ 4.47			132.1	132.1
Warrants and options assumed, no tax effect	Beginning of year	$ 4.01			343.7	343.7

Treasury method is used				Incremental shares		1,748.0
Average market price from July 28, 2005 to December 31, 2005 = $7.07

79.	Refer to prior comment 109. Revise the discussion of conversion in Note 11 to clarify whether the conversion price of the preferred stock has been adjusted and, if so, the current conversion price. Revise the disclosure in Note 11 and in the footnotes to the pro forma financial statements to fully discuss the terms and conditions of the conversion and the accounting treatment.

The Company supplementally advises the Staff that it believes the terms and conditions of the preferred stock are not relevant to the pro forma statements. The holders of preferred stock in Jamba Juice Company will not convert their preferred stock to shares in Jamba Juice Company, instead the preferred stock will be purchased by the Company on an ‘‘as converted’’ basis. The Company has added disclosure in Note 11 of Jamba Juice Company's financial statements to fully discuss the terms and the accounting treatment of a conversion of preferred stock to shares in Jamba Juice Company.

80.	Please expand your disclosure of the estimated purchase price on page 109 to reconcile the total purchase consideration with the amount of $265 million discussed throughout the filing (e.g. pages 1, 5 and 47). Provide appropriate disclosure to clarify the adjustments made to the base purchase price. Discuss any assumptions underlying the estimated purchase price, factors that may result in a different purchase price and the likelihood of material changes to the expected purchase price from these factors.

We have revised the text in accordance with the Staff's request. Please see pages 116 and 117.

81.	We note your response to prior comment 112. Although you discuss intangible assets you have identified and ‘‘various preliminary estimates’’ on pages 109 and 117, pro forma adjustment (o) still allocates the excess purchase price over historical cost solely to goodwill. Please revise to clearly disclose the preliminary allocation of the purchase price, presented in a manner that clearly identifies 1) net tangible assets and liabilities acquired, 2) identifiable intangible assets, 3) fair value adjustments to tangible and intangible assets and liabilities acquired, and 4) the costs and fees of the acquisition. Describe all significant adjustments to fair value and disclose how they were determined. Provide appropriate pro forma income statement adjustments for the amortization of intangible assets relating to property leases, franchise agreements, management agreements and other items and discuss uncertainties regarding the effects of amortization periods assigned to the assets. Disclose why the allocation is preliminary, what events or activities must occur for it to be final, when management expects it to be finalized and the potential impact on the financial statements of any reallocation If not otherwise apparent, please explain your basis for determining specific intangible assets have an indefinite useful life.

We have revised the text of the unaudited pro forma financial statements in accordance with the Staff's request.

82.	In response to our prior comment 113, you added a table on pages 119 and 121 titled ‘‘further clarification.’’ The nature of the amounts on this table and the reasons for the underlying adjusting entries are not clear. It is also not clear why the total of these elimination entries would equal the purchase price. Please revise to clarify_

The Company has removed the further clarification paragraph since the new format for the pro forma balance sheet is clearer and the reader should be able to understand the transaction using the new format.

83.	Consider revising the pro forma financial statements to present the pro forma adjustments from the acquisition, financing, and any other transactions in separate columns to improve clarity.

The Company has adjusted the pro forma balance sheets to provide the reader with a better understanding of the components of the transaction, as the Staff requested. The Company has furthermore made additional changes in the pro forma as decisions concerning roll over of options and warrants have been made since the previous filing. In summary, the following changes affect the revised pro forma balance sheet included in the revised document:

• The outstanding loan has been fixed to $16 million for calculation of the price per JJC share at closing.

• Warrants are now assumed to all be converted to SACI warrants, in the previous pro forma none were converted.

• The number of vested options increased. The Company has now taken into consideration options outstanding to terminated employees that can still exercise their options within 90 days of termination.

• The above changes resulted in an increase of the per share price from $5.99 to $6.02.

• The Company's transaction estimated expenses have increased from $1.45 million to $1.8 million, due to legal and accounting fees.

The pro forma income statements have also been modified to reflect the following:

• We have removed the interest adjustments and their tax effects on the face of the pro forma.

• We have added amortization of intangibles.

• The number of weighted average dilutive shares was changed due to changes in assumptions, as per above.

84.	It is not appropriate to present pro forma interest income from the use of offering proceeds on the face of the pro forma financial statements, although the expected use of the proceeds and the related impact could be disclosed in the footnotes thereto. Please revise both sets of pro forma adjustments (B) and (b) accordingly.

We have revised the text of the unaudited pro forma financial statements in accordance with the Staff's request.

85.	On page 118 you describe the ‘‘cashless exercise’’ of vested options and warrants as a pro forma adjustment to cash. Please revise to clarify.

We have removed the cashless exercise reference as the options are assumed to have been exercised prior to closing and the cash payment made is for outstanding shares.

Beneficial Ownership of Securities, page 130

86.	Please explain the footnote four disclosure that the options that will be granted in exchange for their Jamba Juice options is not determinable at this time. Disclose when this amount will be determined and how the amount will be calculated. We may have further comment.

We have revised the text in accordance with the Staff's request. Please see page 142.

Financial Statements

Note 1 - Business and Summary of Significant Accounting Policies Self Insurance Reserves, page F-26

87.	We note the 2005 self-insurance reserve balance of $2.0 million is greater than five percent of total current liabilities. Accordingly, revise to separately state self—insurance reserves on the face of the balance sheet.

We have revised the balance sheet in accordance with the Staff's request. Please see page F-21.

Note 2 - Area Development Affiliations, page F-31

88.	We note your revisions related to our previous comment 125. Please continue your revisions to clarify how fees are allocated to different deliverables required under the area development agreements, how revenue is recognized from each unit of accounting, and to tell us the basis for your accounting policies with respect to paragraphs S and 9 of SFAS 45 or other relevant guidance.

We have revised the text in accordance with the Staff's request. Please see page F-27.

89.	We note your revisions with respect to our previous comment 126. Please continue to amend your disclosures and provide further clarity regarding the transactions with the Midwest Developer, Clarify the accounting treatment for all of the transactions with the Midwest Developer as described in the second paragraph and second to last paragraph of this footnote. Provide us with the details of the transactions by stating the specific accounts affected in the financial statements for each element of the transactions from 1999 to June 30, 2005.

The following summarizes a series of transactions, between 1999 and 2005, between the Jamba Juice Company and the Midwest Developer.

In fiscal year 1999, Jamba Juice Company sold the development rights for 50 stores to an area developer for the following three designated market areas: Chicago, Minneapolis and Milwaukee (‘‘Midwest’’). The purchase price for this territory was $500,000 and was allocated to the stores to be opened in each of the markets as follows; Chicago $350,000, Minneapolis $130,000 and Milwaukee $20,000. In accordance with Jamba Juice Company's revenue recognition policy, $10,000 would be recognized as income as each store opened. In addition to cash received from the area rights, Jamba Juice Company received additional front end fees of $10,000 upon each store opening and royalty payments set at 5% percent of store sales. These terms were consistent with other franchisees.

As stores opened revenue related to these territory fees was recognized during 1999 to 2005 as follows across the markets Chicago $90,000, Minneapolis $70,000 and Milwaukee $10,000. The balance for each market Chicago $260,000, Minneapolis $60,000 and Milwaukee $10,000 remained as deferred franchise revenue.

While the Midwest Developer demonstrated that these markets presented good development opportunities for the Jamba brand, the Midwest Developer's execution of its contractual obligations and overall performance did not consistently meet Jamba Juice Company's expectations. This required implementation of a number of changes in the relationship.

The first such change occurred in fiscal 2001, and was prompted by growing delinquencies in fees and royalties. Jamba Juice Company entered into a restructuring agreement with the Midwest Developer. Revenue was then recognized on a cash basis for the remainder of fiscal 2001. A reserve was recorded to the extent of the accounts receivable balance at the time of the agreement for $262,000, and recorded as other operating expense.

The second change occurred in fiscal 2003. The key elements of this second restructuring involved (i) the purchase of the Midwest Developer's exclusive development rights in the Chicago market for $1,250,000, (ii) restructuring of the deferral arrangements with respect to the Midwest Developer's payment obligations, (iii) retention of Jamba Juice Company to manage the Midwest Developer's stores in each of its three designated market areas, and (iv) creation of an agreement on a change of control right commencing in 2007.

In fiscal 2005, the eight stores in the Chicago market were purchased by Jamba Juice Company. The principal terms of that transaction were the (i) purchase by Jamba Juice Company of the eight stores at an arms-length negotiated cash price of $956,000 and (ii) the amendment of the Management Agreement to reduce the scope of services provided by Jamba Juice Company.

With the exception of 2004, the pretax P&L impact of the transactions is not significant. Cumulative expense from 1999 through 2005 was $1,243,000 with fiscal 2004 having the only material affect of $1,530,000 to expense. Other than 2004, these transactions have been immaterial to Jamba Juice Company.

Following is a chart that represents all accounting transactions from 1999 to 2005 related to the Midwest Developer:

Jamba Juice Company
Accounting for transactions related to Heartland
Description	Financial Statement Line	Acct #		2005	2004	2003	2002	2001	2000	1999	Total
Territory fees	Franchise Revenue	5061		—	(10,000)	(10,000)	—	(70,000)	(80,000)	—	(170,000)
Front end fees	Franchise Revenue	5060		—	(10,000)	(10,000)	—	(70,000)	(80,000)	—	(170,000)
Royalties	Franchise Revenue	5065		(109,973)	(218,629)	(4,143)	(10,575)	(133,973)	(102,168)	—	(579,461)
Advertising contribution	Other operating expense	6240		(54,966)	(111,300)	(177,221)	(17,338)	(75,022)	(64,561)	—	(500,409)
Labor revenue *	Franchise Revenue	5066		(459,613)	(1,705,909)	(1,462,192)	—	—	—	—	(3,627,714)
Admin revenue	Franchise Revenue	5067		(34,100)	(73,200)	(6,100)	—	—	—	—	(113,400)
Labor expense	Franchise support expense	6090		459,613	3,603,530	2,040,186	—	—	—	—	6,103,329
Bad debt expense	Other operating expense	6996						261,691			261,691
Purchase closing costs	General & Administrative	6990				29,181					29,181
Interest income on note recievable	Interest Expense, Net	6423		(4,883)	(23,456)	(41,375)					(69,715)
Interest expense on note payable	Interest Expense, Net	6422		—	79,247						79,247
Pre-tax P&L impact				(203,923)	1,530,282	358,336	(27,913)	(87,304)	(326,729)	—	1,242,749
AR	Account recievable, net	1200		35,669	(62,391)	(636,125)	313,366	296,506	81,674		28,699
Cash, net	Cash	1015		(690,603)	(1,477,021)	(691,180)	27,913	113,901	185,055	500,000	(2,031,934)
Deferred Front-End Fees — Heartland	Deferred franchise revenue	2311-02		—	—	—	—	20,000	(20,000)	—	—
Deferred Territory Fees — S/T (Heartland)	Deferred franchise revenue	2312-02		30,000	10,000	10,000	(50,000)	60,000	20,000	(80,000)	—
Deferred Front-End Fees — Heartland	Deferred franchise revenue	2321-02		(12,500)	(2,500)	10,000	—	(37,500)	—	—	(42,500)
Deferred Territory Fees — L/T (Heartland)	Deferred franchise revenue	2322-02		(20,000)	—	260,000	50,000	10,000	60,000	(420,000)	(60,000)
											—
Bad Debt Reserve — Heartland Juice Co.	Account recievable, net	1207-10		—	(0)	573,133	(245,778)	(327,355)	—	—	—
JADCO Bad Debt Reserve — Heartland Juice Co.	Account recievable, net	1207-10	- JADCO	—	—	115,835	(67,588)	(48,248)	—	—	—
Bad Debt Reserve — Heartland Juice Co.	Account recievable, net	1207		—	(0)	688,969	(313,366)	(375,602)	—	—	0

Note Payable — Heartland Juice Company	Other long-term assets	1920-01		750,000	250,000	(1,000,000)	—	—	—	—	—
Note Receivable — Heartland Juice Company	Other long-term assets	1920-02		(792,500)	—	792,500	—	—	—	—	(0)
HL Note Implied Interest Payable	Other long-term assets	1920-03		(50,000)	—	50,000	—	—	—	—	—

Jamba Juice Company
Accounting for transactions related to Heartland
Description	Financial Statement Line	Acct #	2005	2004	2003	2002	2001	2000	1999	Total
Contra Debt— Implied Interest Payable	Other long-term assets	1920-04	(78,253)	(79,247)	157,500	—	—	—	—	—
Heartland Payroll Advances	Other long-term assets	1920-05	268,440	(268,440)	—	—	—	—	—	—
Deferred Royalties — S/T Heartland	Other long-term assets	1920-06	—	—	—	—	—	—	—	—
Deferred Interest — S/T Heartland	Other long-term assets	1920-07	—	—	—	—	—	—	—	—
Deferred Royalties — L/T Heartland	Other long-term assets	1920-08	(99,316)	99,316	—	—	—	—	—	0
Inventory purchased	Inventory	1300	53,220							53,220
Fixed Assets	Property, fixtures and equipment, net	16XX	832,634							832,634
Store cash funds	Cash	1040	13,100							13,100
Lease deposits	Other long—term assets	1900	20,455							20,455
Vacation & bonus accrual	Accrued compensation	22XX	(37,984)							(37,984)
Legal bills payable	Account recievable, net	1201-16	(24,245)							(24,245)
Deferred rent	Deferred rent and other L/T liabilities	2302	6,785							6,785
Misc items	General & Administrative	XXXX	(979)							(979)

Check balance			(203,923)	1,530,282	358,335	(27,912)	(87,304)	(326,729)	—	1,242,749

AR Balance YE		JJC	22,800	(13,174)	34,350	576,922	295,838	81,674	2,925
		JADCO	5,899	6,204	21,071	115,835	82,342	—	—
			28,699	(6,970)	55,421	692,757	378,180	81,674	2,925
* Labor revenue reconciliation
Actual Cash reimbursements (per footnote2)				1,553,000	1,150,000
Revenue recorded to extent of offset rights between role payable and note receivable				153,000	312,000
				1,706,000	1,462,000

90.	Clarify whether a debit to revenue was recorded for the $1,250,000, to the extent of previously recognized revenue, in accordance with paragraph 18 of SFAS 45. Explain your basis for the amount of the reduction to revenue and discuss your consideration of revenue previously recognized from transactions with the Midwest Developer, including the $500,000 sale of development rights.

As noted in the response to comment 89 detailing the journal entry for the purchase of the Chicago market, $260,000 of deferred revenue was debited at the time of repossession. Balance represents unearned territory revenue at the time of repossession. Revenue from the Midwest Developer is on a cash basis and not recognized until received.

91.	We note you recorded total revenue of $2.8 million on a cash basis for providing employees to operate the Midwest Developer's stores. Please expand the disclosure of your revenue recognition policies to address this source of revenue and explain the relevant terms and conditions supporting your conclusion that you act as a principal and gross revenue recognition is appropriate. Also, tell us whether the Midwest Developer owed you any amounts for outstanding fees, expenses or other items during this period. If so, please explain how you determined the cash payments should be recognized as revenue, rather than applied to outstanding balances owed from the developer.

Jamba Juice Company has recorded the revenue as a principal rather than an agent due to the individuals being employee's of Jamba Juice Company not the Midwest Developer. As part of the management agreement, these employees work at the Midwest Developer's store. Jamba Juice Company bears all the obligations and responsibilities related to these employees. Jamba Juice Company has added as additional clarification to the revenue recognition note to account for these transactions.

92.	Please discuss the nature of any outstanding amounts receivable from ITC Florida LLC and your analysis of these amounts in considering the treatment of the $700,000 in reimbursements reported as revenue.

Jamba Juice Company accounts for all transactions with JJC Florida on a cash basis. The $700,000 recorded as revenue is cash received as reimbursement for the payroll costs from JJC Florida. In addition, Jamba Juice Company also has a note receivable from JJC Florida for past due fees. This note has been fully reserved.

93.	We reiterate our request from our previous comment 127 to provide the disclosures required by paragraph 21 of SFAS 45 with regard to transactions with the Midwest Developer including the amount of revenue and related costs deferred. If you believe this guidance does not apply to you, please explain to us why not.

Jamba Juice Company has added the amount of revenue recognized from the Midwest Developer to footnote 2. This is in accordance with paragraph 21 of FAS 45 which discusses the disclosure of the recognized amounts which are originally deferred.

Note 7 - Other Long-Term Assets, page F-35

94.	Please revise to include the financial statements of JJC Florida required by Rule 3-09, as discussed in your response to our prior comment 133.

We have included the separate financial statements of JJC Florida. Please see the pages commencing on page F-45.

Note 12 - Stock Options, page F-40

95.	On page 127 you state in October 2005, the board of directors of Jamba Juice approved accelerated stock option vesting for certain employees in the event of a change in control. Revise to discuss the details of, the accelerated stock option vesting in the notes to the financial statements and the related accounting treatment.

We have revised the text in accordance with the Staff's request. Please see page F-40.

Annex E

96.	Please include a validly executed fairness opinion.

We have revised the text in accordance with the Staff's request. Please see Annex E.

97.	We reissue prior comment 142 of our letter dated April 28, 2006. The company attaches, as Annex E, a letter from North Point Advisors LLC (‘‘North Point’’) which is labeled ‘‘Personal and Confidential’’. The letter further states that the opinion ‘‘is intended solely for the benefit and use of, the Board .... in connection with its consideration of the Merger ... [and] ... nor shall any public references to us be made by the Parent or by any person in any manner without our prior written approval.’’ Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for North Point's belief that shareholders cannot rely upon the opinion to support any claims against North Point arising under applicable state law (e.g., the inclusion of an express disclaimer in North Point's engagement letter with SACI). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to North Point would have no effect on the rights and responsibilities of either North Point or the board of directors under the federal securities laws.

As previously discussed with the Staff and in response to Comments 1, 25 and 75, the fairness opinion was, as is traditional, addressed to the Board of Directors of the Company but was intended to provide additional information to the Company's stockholders. As is also traditional, North Point's disclaimer is standard for fairness opinions generally. The efficacy of such disclaimer would be determined by a court of competent jurisdiction. The resolution of such issue would have no effect on the rights and responsibilities of the Board of Directors under applicable state law or as to the rights and responsibilities of North Point or the Board of Directors under the federal securities laws.

Form 8-K, filed March 13, 2006

98.	We partially reissue our prior comment 144 of our letter dated April 28, 2006. Please clarify where the company has disclosed system-wide sales of $345 million for the 12 months ending January 10, 2006 in its Schedule 14A.

System—wide sales is comprised of sales recognized by franchisees and sales at corporate locations. As Staff has previously advised, and as we have incorporated in this draft, the Company has deleted any references to system-wide sales and only provided sales from franchise stores in helping the reader understand how franchise royalties are calculated. That said, system wide sales of $345 million for January 10, 2006, while not specifically mentioned, was reflected each time the company showed system-wide sales and is the sum of (i) Fiscal Year 2005 system wide sales and (ii) the difference between system-wide sales for the thirteen week periods ending January 10, 2006 and January 11, 2005.

99.	Please incorporate the text of your response to our prior comment 145 of our letter dated April 28, 2006, particularly as it relates to the fact that no fees were paid, or payable, to New River Capital in connection with its work on the merger.

The Company respectfully requests the Staff to reconsider this comment in light of the fact that the disclosures contained in the 8-K were part of a press release issued by the Company and that any amendment to such 8-K would likely cause confusion in the marketplace due to the minor revision being requested and the fact that the answer to such question is in the negative.

Form 10K, filed March 29, 2006

100.	The staff reissues its prior comment 146 of our letter dated April 28, 2006. In your Form 10K filing, filed on March 29, 2006, we note your disclosure that you currently do not maintain an effective system of internal controls as defined by Section 404 of the Sarbanes-Oxley Act of 2002. You also indicate that the company will be required to comply with the Act for the fiscal year ending December 31, 2006. Please clarify this disclosure. For example, are there any particular concerns that management has found in its internal controls?

The Company anticipates amending its Form 10-K as soon as practicable following the filing of the revised Proxy in response to the Staff's request.

Financial Statements, page F-2 Warrants

101.	Since the warrants and the securities underlying the warrants included in the units sold in your initial public offering were registered at the time of effectiveness of your registration statement, it appears you will be required to file timely updates to the registration statement and deliver a current prospectus at the time such wan-ants are exercised. Therefore, pursuant to the guidance in paragraphs 14-18 of EITF 00-19 it appears you may be required to account for the warrants as liabilities marked to fair value each, period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result, liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net—cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you considered the guidance in EITF 00-19 in accounting for your warrants. It appears you are currently accounting for the warrants as equity. If you conclude that liability classification is more appropriate, please restate your financial statements in the proxy statement and in the periodic reports to properly reflect this reclassification and to subsequently adjust the warrants to fair value for all periods from the initial public offering date through March 31, 2006. Additionally, please add disclosure in the document describing your accounting for the warrants, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period. If you do not believe you need to reclassify the warrants, please explain to us why you believe equity classification, is appropriate. We may have additional comments after reviewing your response.

The Company has considered the guidance offered in EITF 00-19 and has concluded that the warrants should continue to be accounted for as equity. We will address both Paragraph 14 and Paragraph 17 separately and in addition, make reference to Paragraph 18 of EITF 00-19.

Paragraph 14 of EITF 00-19 states:

The events or actions necessary to deliver registered shares are not controlled by a company and, therefore, except under the circumstances described in paragraph 18, below, if the contract permits the company to net—share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net—cash settle the contract. As a result, the contract must be classified as an asset or a liability. Delivery of unregistered shares in a private placement to the counterparty is within the control of a company, as long as a failed registration statement (that is, a registration statement that was filed with the SEC and subsequently withdrawn) has not occurred within six months prior to the classification assessment date. If a failed registration statement has occurred within six months of the classification assessment date, whether a company can deliver unregistered shares to the counterparty in a netshare or physical settlement is a legal determination. Accordingly, assuming (a) a failed registration statement does not preclude delivery of unregistered shares, (b) the contract permits a company to net—share settle the contract by delivery of unregistered shares, and (c) the other conditions in this Issue are met, the contract should be classified as a permanent equity instrument.

The Company believes that the actions necessary to deliver registered shares are completely in control of the Company since the shares have already been registered and are allotted for the warrant conversion. In addition, we believe the Paragraph 18 exclusion is a fair representation of our current situation (see reference to Paragraph 18 below).

Paragraph 17 of EITF 00-19 states:

The Task Force observed that if (a) a derivative contract requires physical or netshare settlement by delivery of registered shares and does not specify any circumstances under which net—cash settlement would be permitted or required and (b) the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net—cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Consequently, the derivative must be classified as an asset or a liability (subject to the transition guidance in this Issue) because share settlement is not within the company's control.

Since the warrants and underlying stock for these warrants were already registered and are being held for the future conversion of the warrants it is not feasible that the Company would be ‘‘unable to deliver registered shares’’.

Paragraph 18 of EITF 00-19 states:

The Task Force reached a consensus that if a derivative involves the delivery of shares at settlement that are registered as of the inception of the derivative transaction and there are no further timely filing or registration requirements, the requirement of Issue 00-19 that share delivery be within the control of the company is met, notwithstanding the Task Force's consensus in paragraph 14, above.

Item 9A, page 25,

102.	With respect to our previous comment 147, we note your ‘‘Item 4 — Controls and Procedures’’ disclosure in the Form 10-Q as of March 31, 2006. Please tell us why you do not believe you need to amend your ‘‘Controls and Procedures’’ disclosure in the Form 10-KSB to clarify, if true, that your CEO concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your CEO, to allow timely decisions regarding required disclosure.

As in response to Comment 100, the Company anticipates amending the Form 10-K as soon as practicable following the filing of the revised Proxy in response to the Staff's request.

Sincerely,
/s/ Kenneth R. Koch
Kenneth R. Koch

cc:	Steven Berrard, Chief Executive Officer Services Acquisition Corp. International Babette Cooper Securities and Exchange Commission Jay Williamson Securities and Exchange Commission

Todd E. Mason

Ivan K. Blumenthal

ANNEX A

Business Combination Accounting FAS 141 Interpretation

The purpose of this memorandum is to assess the appropriate business combination accounting over Services Acquisition Corporation’s (the ‘‘Company’’ or ‘‘SACI’’) proposed acquisition of Jamba Juice Company (‘‘Jamba’’) as the target company.

For all business combinations, the purchase accounting method must be used and the acquiring entity must be identified. In a business combination effected through the distribution of cash or the incursion of debt, the entity that distributes the cash or incurs the liabilities is generally the acquiring entity. However, in certain circumstances the target can be considered the ‘‘accounting acquirer.’’ If the target company is considered the accounting acquirer, the target company’s historical financials would replace the Company’s financials as the Registrant and purchase accounting would be applied to the financial statements of the buyer. In the Company’s current proposed transaction, purchase accounting adjustments to the buyer’s financial statements would be nominal, as the only significant asset the buyer maintains is cash.

Based on our review of the literature, the following factors should be considered in the determination of the acquirer in a business combination (FAS 141, paragraph 17):

a.	relative voting rights in the combined entity after the combination,

b.	the existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest

c.	composition of the board of directors,

d.	composition of the combined entity’s senior management,

e.	terms of the exchange of securities[1]

Other qualitative and quantitative factors such as the relative size of the companies should also be considered in determining the accounting acquirer.

In the proposed merger agreement between the Company and Jamba, there will not be a significant minority voting interest as the relative voting rights favor the Company to be the acquirer, as noted in the table below. In addition, senior management of Jamba will remain intact and become the senior management of the surviving entity. The transaction proposes that the surviving entity’s board composition will change to include four seats on the board reserved for Jamba’s current directors and the addition of up to four new independent directors. The Company will have two seats on the board, not a majority, nor a control of the board. Composition of the board and senior management favors Jamba to be the acquirer. The size of the two companies can also be considered to be comparable as noted in the summary table below.

	Post Combination
	SVI	Jamba	Independent
Relative voting rights	37.4%	8.8%	53.8%
Board Composition	2	4	2-4
Composition of senior management	1	5
Relative size – Total Assets*	$129.2 million	$92.6 million

*	Based on most recent audited fiscal year

Management also considered rules recently implemented or clarified by the SEC to determine whether SACI is considered a shell company. From the summary of rule 33-8587, ‘‘[the SEC is] defining a ‘‘shell company’’ as a registrant with no or nominal operations and either no or nominal assets, assets consisting

[1]	We do not believe this criterion is applicable since the securities of Jamba Juice Company exchanged in the transaction are not traded in a public market.

solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets.’’ Business combinations between an operating company and a public shell company fall under FAS 141.17-3. This guidance explains ‘‘[the] accounting [between an operating company and a shell company] is identical to that resulting from a reverse acquisition, except that no goodwill or other intangible assets should be recorded (see Interpretation 141.17-2).’’ In a reverse acquisition the acquired company becomes the accounting acquirer and there will be no or almost no effect of the purchase accounting. Under the reverse merger treatment, the target’s assets remain at historical cost.

Conclusion

Based on our research and interpretation of the applicable accounting guidance (a compendium of which is included herein for convenience), we determined that the appropriate treatment for the transaction would be to treat SVI as the accounting acquirer and Jamba as the target for the following reasons:

•	Rule 33-8587 does not apply to SACI since FAS141, Interpretation 17-3 requires that common control must remain with management and shareholders. We believe that the transaction meets the management criteria but not the shareholder criteria.

•	The relative voting rights of the shareholders post combination favors the Company’s existing shareholders.

Background

From SEC’s rule 33-8587 effective August 22, 2005:

USE OF FORM S-8, FORM 8-K, AND FORM 20-F BY SHELL COMPANIES

AGENCY:    Securities and Exchange Commission.

ACTION:    Final rule.

SUMMARY:    The Securities and Exchange Commission is adopting rules and rule amendments relating to filings by reporting shell companies. We are defining a ‘‘shell company’’ as a registrant with no or nominal operations and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets. The rules and rule amendments prohibit the use of Form S-8 under the Securities Act of 1933 by shell companies. In addition, they require a shell company that is reporting an event that causes it to cease being a shell company to disclose the same type of information that it would be required to provide in registering a class of securities under the Securities Exchange Act of 1934. These provisions are intended to protect investors by deterring fraud and abuse in our securities markets through the use of reporting shell companies.

EFFECTIVE DATE:    August 22, 2005, except Item 5.06 of Exchange Act Form 8-K (referenced in § 249.308) will take effect on November 7, 2005.

SUPPLEMENTARY INFORMATION:    We are adopting rules and rule amendments designed to protect investors by deterring fraud and abuse in our securities markets through the use of reporting shell companies. We are amending Form S-8 under the Securities Act of 1933 to prohibit use of the form by shell companies. We also are amending the requirements of Form 8-K under the Securities Exchange Act of 1934 as they apply to shell companies. In addition, we are amending Rule 405 under the Securities Act and Rule 12b-2 under the Exchange Act to define the terms ‘‘business combination related shell company’’ and ‘‘shell company,’’ and amending Rule 12b-2 under the Exchange Act to revise the definition of the term ‘‘succession.’’ Further, we are amending Rule 13a-14 and Rule 15d-14 under the Exchange Act, adding new Rule 13a-19 and new Rule 15d-19 under the Exchange Act, and amending Form 20-F under the Exchange Act to address the reporting obligations of foreign private issuers that are shell companies. Finally, we are amending Form 10-Q, Form 10-QSB, Form 10-K, Form 10-KSB, and Form 20-F under the Exchange Act to require companies to indicate on the cover page of those forms whether they fall within the definition of ‘‘shell company.’’

PART 230 — GENERAL RULES AND REGULATIONS, SECURITIES ACT OF 1933

2.	Amend § 230.405 by adding the following definitions of Business combination related shell company and Shell company in alphabetical order to read as follows:

§ 230.405 Definitions of terms.

*****

Business combination related shell company:    The term business combination related shell company means a shell company (as defined in § 230.405) that is:

(1)	Formed by an entity that is not a shell company solely for the purpose of changing the corporate domicile of that entity solely within the United States; or

(2)	Formed by an entity that is not a shell company solely for the purpose of completing a business combination transaction (as defined in § 230.165(f)) among one or more entities other than the shell company, none of which is a shell company.

Shell company:    The term shell company means a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB (§ 229.1101(b) of this chapter), that has:

(1) No or nominal operations; and

(2) Either:

(i)	No or nominal assets;

(ii)	Assets consisting solely of cash and cash equivalents; or

(iii)	Assets consisting of any amount of cash and cash equivalents and nominal other assets.

NOTE:	For purposes of this definition, the determination of a registrant’s assets (including cash and cash equivalents) is based solely on the amount of assets that would be reflected on the registrant’s balance sheet prepared in accordance with generally accepted accounting principles on the date of that determination.

FAS 141 Business Combinations Interpretations on specific issues.

141.17-1.    Determining the Acquirer in a Business Combination

(Updated June 2005)

Unlike under APB Opinion No. 16, Business Combinations, Statement 141 does not include a presumption that the combining entity whose stockholder group receives the largest portion of the voting rights of the combined entity should be treated as the acquirer. Instead, the FASB concludes in Statement 141 that all pertinent facts and circumstances should be considered in identifying the acquiring entity in a combination effected through an exchange of equity interests.

In paragraph 17 of Statement 141, the FASB presents several factors to be considered in identifying the acquiring entity, one of which is the relative voting rights in the combined entity after the combination. Other factors include: (a) the composition of the board of directors, (b) the composition of the combined entity’s senior management, (c) the terms of the exchange of securities, and (d) the relative size of the companies. The SEC staff has indicated that the determination of the acquirer should be based on a qualitative and quantitative analysis of all of these factors.

141.17-2.    Reverse Acquisitions

A reverse acquisition occurs if a company other than the legal acquirer is deemed to be the ‘‘accounting acquirer’’ in a business combination effected by the issuance of voting securities (see Interpretations 141.17-1 and 141.18-1). In these cases, the legal form of the transaction is ignored, and the ‘‘target’’ company is treated as the ‘‘acquiring’’ company for financial reporting purposes. In a reverse acquisition, the fair value of the issuing company’s common shares is recognized, together with adjustments necessary to reflect the issuing company’s net tangible and identifiable intangible assets at their fair value with any remainder assigned to goodwill. In other words, the company that is legally the target is treated as the accounting acquirer (no purchase accounting adjustments), and the company that is legally the acquirer is treated, for accounting purposes, as the target (full application of purchase accounting). In situations in which the legal acquirer’s common shares are publicly traded, the market value of the legal acquirer’s stock is usually a more readily determinable approximation of fair value than the value of its net assets.

Historical stockholders’ equity of the accounting acquirer prior to the merger is retroactively restated (a recapitalization) for the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer’s and acquirer’s stock with an offset to paid-in capital. Retained earnings (deficiency) of the accounting acquirer are carried forward after the acquisition. Operations prior to the merger are those of the accounting acquirer. Earnings per share for periods prior to the merger are restated to reflect the number of equivalent shares received by the acquiring company’s shareholders.

141.17-3.    Merger of a Private Company Into a Public Shell Corporation

The merger of a private operating company into a non-operating public shell corporation with nominal net assets typically results in the owners and management of the private company having actual or effective operating control of the combined company after the transaction, with shareholders of the former public shell continuing only as passive investors. The SEC staff’s Training Manual (Division of Corporate Finance — Accounting Disclosure Rules and Practices), indicates that the staff considers these transactions to be capital transactions in substance, rather than business combinations. That is, the transaction is equivalent to the private company issuing stock for the net monetary assets of the shell corporation, accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except that no goodwill or other intangible assets should be recorded (see Interpretation 141.17-2).

In like circumstances, we believe the accounting prescribed above also should be used for the merger of a private company into a private shell company.

Excerpt from Official Text

Application of the Purchase Method
Identifying the Acquiring Entity

15.	Application of the purchase method requires the identification of the acquiring entity. All business combinations in the scope of this Statement shall be accounted for using the purchase method. Thus, the acquiring entity shall be identified in all business combinations.

16.	In a business combination effected solely through the distribution of cash or other assets or by incurring liabilities, the entity that distributes cash or other assets or incurs liabilities is generally the acquiring entity.

17.	In a business combination effected through an exchange of equity interests, the entity that issues the equity interests is generally the acquiring entity. In some business combinations (commonly referred to as reverse acquisitions), however, the acquired entity issues the equity interests. Commonly, the acquiring entity is the larger entity. However, the facts and circumstances surrounding a business combination sometimes indicate that a smaller entity acquires a larger one. In some business combinations, the combined entity assumes the name of the acquired entity. Thus, in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances shall be considered, in particular:

a.	The relative voting rights in the combined entity after the combination — all else being equal, the acquiring entity is the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity. In determining which group of owners retained or received the larger portion of the voting rights, consideration shall be given to the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

b.	The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest — all else being equal, the acquiring entity is the combining entity whose single owner or organized group of owners holds the large minority voting interest in the combined entity.

c.	The composition of the governing body of the combined entity — all else being equal, the acquiring entity is the combining entity whose owners or governing body has the ability to elect or appoint a voting majority of the governing body of the combined entity.

d.	The composition of the senior management of the combined entity — all else being equal, the acquiring entity is the combining entity whose senior management dominates that of the combined entity. Senior management generally consists of the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them, or the executive committee if one exists.

e.	The terms of the exchange of equity securities — all else being equal, the acquiring entity is the combining entity that pays a premium over the market value of the equity securities of the other combining entity or entities.[9]

[9]	This criterion shall apply only if the equity securities exchanged in a business combination are traded in a public market on either (a) a stock exchange (domestic for foreign) or (b) in an over-the-counter market (including securities quoted only locally or regionally).

Annex B

		CY05		CY06		CY07
		Rev (MM)	EPS	Rev (MM)	EPS	Rev (MM)	EPS
QSR, Specialty Restaurants & Retail
Caribou Coffee Company, Inc.	CBOU	$198.0	($0.23)	$251.7	($0.20)	$307.2	($0.05)
Chipotle Mexican Grill Inc	CMG	$627.7	$1.58	$766.9	$0.71	$931.7	$0.91
CKE Restaurants Inc	CKR	$1,522.4	$0.91	$1,604.5	$0.76	$1,711.5	$0.97
Cosi Inc	COSI	$117.2	($0.23)	$147.3	($0.01)	$187.1	$0.16
Jack in the Box Inc	JBX	$2,589.2	$2.49	$2,717.1	$2.68	$3,036.2	$2.91
McDonald's Corp.	MCD	$20,460.2	$2.04	$21,442.7	$2.19	$22,424.3	$2.37
Panera Bread Co	PNRA	$640.3	$1.65	$845.4	$1.94	$1,040.2	$2.39
Peet's Coffee & Tea Inc	PEET	$175.2	$0.74	$211.7	$0.67	$253.5	$0.85
Sonic Corp	SONC	$657.0	$1.28	$719.5	$1.37	NA	NA
Starbucks Corp	SBUX	$6,713.8	$0.65	$8,121.8	$0.74	$9,695.6	$0.90
United Natural Foods Inc	UNFI	$2,254.0	$0.98	$2,569.9	$1.18	$3,125.3	$1.44
Wendy's International Inc	WEN	$3,783.1	$2.12	$3,975.4	$2.39	$4,102.7	$2.73
Whole Foods Market Inc	WFMI	$4,999.9	$2.07	$6,057.3	$1.46	$7,256.9	$1.78
Wild Oats Markets Inc	OATS	$1,124.0	$0.21	$1,223.1	$0.37	$1,364.3	$0.53
Yum! Brands Inc	YUM	$9,349.0	$2.59	$9,593.4	$2.80	$9,935.8	$3.11
Specialty Foods
Dean Foods Co	DF	$10,505.6	$1.93	$10,629.3	$2.12	$10,924.4	$2.39
Green Mountain Coffee Roasters Inc	GMCR	$175.0	$1.23	$202.6	$1.38	NA	NA
Hain Celestial Group Inc	HAIN	$659.9	$0.95	$736.7	$1.10	$764.8	$1.28
Hansen Natural Corp	HANS	$348.9	$2.59	$502.5	$3.87	$649.5	$4.82
Jones Soda Co	JSDA	$33.5	$0.06	$42.5	$0.12	$52.3	$0.12
Lifeway Foods Inc	LWAY	$20.3	$0.27	$25.2	$0.32	NA	NA
SunOpta Inc	STKL	$426.1	$0.25	$563.1	$0.30	$662.9	$0.38
Premier Food Brands
Cadbury Schweppes PLC	CSG	$11,145.0	$2.29	$11,995.0	$2.48	$12,681.0	$2.74
Campbell Soup Co.	CPB	$7,625.0	$1.92	$7,976.7	$1.82	$8,261.4	$1.95
The Coca-Cola Co	KO	$23,104.0	$2.04	$24,042.4	$2.28	$25,269.7	$2.49
General Mills Co.	GIS	$11,426.0	$2.78	$11,796.8	$3.03	$12,119.6	$3.33
H.J. Heinz Co	HNZ	$9,283.1	$1.97	$8,706.7	$2.15	$9,192.1	$2.37
The Hershey Co.	HSY	$4,836.0	$2.23	$5,099.2	$2.57	$5,315.8	$2.84
J.M. Smucker Co.	SJM	$2,144.5	$2.66	$2,177.4	$2.66	$2,263.1	$2.96
Kellogg Co.	K	$10,177.2	$2.36	$10,551.0	$2.51	$10,902.9	$2.72
Kraft Foods Inc.	KFT	$34,113.0	$1.88	$34,458.0	$1.88	$35,218.9	$2.00
PepsiCo Inc.	PEP	$32,562.0	$4.33	$34,303.3	$2.94	$36,325.9	$3.27